_____________________________________________________________


               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549
                          ____________

                       Amendment No. 26 to

                         SCHEDULE 14D-9

        Solicitation/Recommendation Statement Pursuant to
     Section 14(d)(4) of the Securities Exchange Act of 1934
                          ____________

                KANSAS CITY POWER & LIGHT COMPANY
                    (Name of Subject Company)

                KANSAS CITY POWER & LIGHT COMPANY
                (Name of Person Filing Statement)

                   Common Stock, no par value
                 (Title of Class of Securities)
                          ____________

                            485134100
              (CUSIP Number of Class of Securities)
                          ____________

                     Jeanie Sell Latz, Esq.
            Senior Vice President-Corporate Services
                Kansas City Power & Light Company
                           1201 Walnut
                Kansas City, Missouri 64106-2124
                         (816) 556-2200
    (Name, address and telephone number of person authorized
         to receive notice and communications on behalf
                 of the person filing statement)
                          ____________

                            Copy to:

                    Nancy A. Lieberman, Esq.
              Skadden, Arps, Slate, Meagher & Flom
                        919 Third Avenue
                    New York, New York  10022
                         (212) 735-3000

  _____________________________________________________________

     This statement amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Kansas City Power & Light Company, a Missouri corporation ("KCPL"), filed with the Securities and Exchange Commission (the "Commission") on July 9, 1996, as amended, (the "Schedule 14D-9"), with respect to the exchange offer made by Western Resources, Inc., a Kansas corporation ("Western Resources"), to exchange Western Resources common stock, par value $5.00 per share, for all of the outstanding shares of KCPL common stock, no par value ("KCPL Common Stock"), on the terms and conditions set forth in the prospectus of Western Resources dated July 3, 1996 and the related Letter of Transmittal.

     Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.

Item 9.   Material to be Filed as Exhibits.

     The following Exhibits are filed herewith:

     Exhibit 94     Advertisement appearing in newspapers commencing
                    August 9, 1996.

     Exhibit 95     Other solicitation materials.

                             SIGNATURE

     After reasonable inquiry and to the best of her knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                    KANSAS CITY POWER & LIGHT COMPANY

                    By:  /s/Jeanie Sell Latz
                            Jeanie Sell Latz
                            Senior Vice President-Corporate Services

Dated:  August 9, 1996

                          EXHIBIT INDEX


Exhibit No.                     Description                             Page
__________     _________________________________________________        ____

Exhibit 94     Advertisement appearing in newspapers commencing
               August 9, 1996

Exhibit 95     Other solicitation materials

                                                                Exhibit 94

[Advertisement appearing in newspapers commencing August 9, 1996]


ATTENTION [KCPL logo] SHAREHOLDERS:

             THE PROBLEM WITH WESTERN RESOURCES
             CAN BE SUMMED UP IN JUST TWO LINES

               1996 Stock Trading Performance
  Indexed To Day Before KCPL/UtiliCorp Merger Announcement

[GRAPH]

      Month Ending       S&P Utilities Index     Western Resources

          19-Jan              100.00%                 100.00%
          Jan                 101.50%                  97.47%
          Feb                  97.11%                  92.42%
          Mar                  94.75%                  88.09%
          Apr                  95.41%                  85.92%
          May                  94.79%                  84.84%
          June                 98.35%                  86.28%
          July                 91.74%                  82.67%
          2-Aug                94.33%                  83.03%

   WESTERN RESOURCES' HOSTILE OFFER JUST DOESN'T ADD UP TO
                           VALUE.

We have carefully reviewed the terms of Western's proposed rate reduction settlement, and we believe it will impact
Western's future earnings.

Western's proposed rate settlement results in the loss of more than $300 million in revenue. We believe this will impact on Western's ability to pay dividends at its promised rate. Western would be required to use in 1998 more than 90% of its earnings to cover dividend payments.

After all these months, Western still has not provided KCPL shareholders with an effective response to our very real concerns about Western's overstated merger-related savings assumptions.

There is NO ASSURANCE that Western's hostile exchange offer
- -- which has been unanimously rejected by your Board -- will EVER BE COMPLETED.

A FAILURE to approve the KCPL/UtiliCorp merger would DEPRIVE you of its potential for growth in revenue, income and share value -- along with a dividend increase to $1.85 per share.

_____________________________________________________________________

The Special Meeting of Shareholders Will Be Held On August 16, 1996.

         Vote "FOR" the KCPL/UtiliCorp Merger Today
                  On the WHITE Proxy Card.

_____________________________________________________________________

If you have any questions or need assistance in voting your KCPL shares, call KCPL INVESTOR RELATIONS at 1-800-245-5275 or D. F. KING, & CO., INC., toll free, at 1-800-714-3312.


  August 9, 1996                  KANSAS CITY POWER & LIGHT COMPANY

                                                                Exhibit 95

                           Merger FAQ
          Compare KCPL's positions to Western's claims

On June 26, Western Resources published a booklet it called "A plain-language guide to the Western Resources/KCPL merger." That booklet contains material to which KCPL has taken exception.
Specifically, KCPL responds to the following points.
_____________________________________________________________________

WESTERN CLAIMS:   "KCPL shareowners will benefit from a
  combination of near-term and long-term growth. The near-term growth is reflected in the dividend policy and the premium share price offer. The long-term growth is reflected in marketplace positioning as a strong regional utility and in Western Resources' growth in new markets."

KCPL RESPONDS:  As discussed in our proxy materials, we have serious concerns regarding Western's future earnings, stock value and ability to sustain dividends at the promised rate.
_____________________________________________________________________

WESTERN CLAIMS:  "Our offer:     Dividend increase to $2.00-$2.35
  projected following closing. That is 23% - 45% higher than the current dividend and 8% - 27% higher than the UtiliCorp/KCPL projected dividend."

KCPL RESPONDS:  If the Kansas Corporation Commission approves the agreement between the KCC staff and Western, then over 90% of Western's earnings would be required to sustain dividend payments at the promised rate. This is based on Western's own projection of 1998 earnings for a combined Western/KCPL company contained in Western's proxy statement, as adjusted to reflect the rate decrease agreement between the KCC staff and Western.
_____________________________________________________________________

WESTERN CLAIMS:  "Our offer:     $31 per share in Western
  Resources stock, a 30% premium over market."

KCPL RESPONDS:  You are not guaranteed to receive $31 worth of
  Western stock. Under Western's offer, you can't get more than
  1.1 shares of Western stock for each of your KCPL shares.
  Western will take an average of its stock prices over a 20-day period preceding the closing of its offer; as such average falls below $28.18 ($31 divided by 1.1), you will receive less and less value for your KCPL shares. For example, if such
  average was $25, you would get 1.1 Western shares per KCPL share. $25 times 1.1 equals $27.50.
_____________________________________________________________________

WESTERN CLAIMS:  "Our offer:     No layoffs, period."

KCPL RESPONDS:  Western's synergies report filed with the KCC says that 531 positions will be reduced and assumes that all resulting savings will be available by Jan. 1, 1998. We don't believe that so many reductions can be made in such a short time without layoffs.
_____________________________________________________________________

WESTERN CLAIMS: "In the KGE merger of 1992, savings were achieved with no layoffs." "No layoffs of KGE employees.
  Promised and delivered!"

KCPL RESPONDS:  We believe many KGE people resigned or took early retirements so as to avoid accepting demotions or transfers.
  Also, Western now employs nearly 2,000 fewer people than were employed by KGE and KPL together before their merger.
_____________________________________________________________________

WESTERN CLAIMS:  "Their proposal:     No commitment."

KCPL RESPONDS:  The current outlook is that only about 200 jobs would be lost over 10 years, and the vast majority of those will be through attrition, reduced hiring, retirement and
  redeployment.
_____________________________________________________________________

WESTERN CLAIMS: "Western Resources' numbers were developed with the assistance of Deloitte & Touche Consulting Group, the firm which previously assisted management in accurately estimating the savings amount in the KPL/Kansas Gas & Electric merger. Deloitte & Touche Consulting Group has assisted in similar savings analysis in 13 of the last 16 announced utility mergers."

KCPL RESPONDS:  The Federal Energy Regulatory Commission has
  criticized similar projections by Deloitte & Touche as
  "unsubstantiated."
_____________________________________________________________________

WESTERN CLAIMS: "Western Resources' savings are supported in detailed documents, which have been publicly filed with regulatory agencies."

KCPL RESPONDS:  KCPL, with the assistance of Coopers & Lybrand, examined Western's synergies analysis. We believe that Western has significantly overstated its merger-related savings assumptions. As explained in the letter distributed to all
  KCPL shareholders on July 27, we believe that an adjustment to Western's projected earnings to reflect more realistic merger-related savings assumptions would have a negative impact on Western's projected earnings and stock value. Remember,
  Western is offering stock for KCPL shares, not cash.
_____________________________________________________________________

WESTERN CLAIMS:  Quoting Barry Abramson, Prudential Securities,
  "Western Resources has a proven track record of successfully working through utility mergers in the recent past in a way that creates shareholder value and benefits for ratepayers..."

KCPL RESPONDS:  Western is being sued by Southern Union Co. for false statements and deceptive practices in connection with
  Western's sale of Missouri Gas Energy to Southern Union Co.
_____________________________________________________________________

WESTERN CLAIMS: "Western Resources is committed to preserving the environment. Since 1992, Western Resources has received 12 major awards for its environmental programs. Western Resources is an industry leader in technologies to make power plants 'cleaner'; we help our customers use energy wisely; and have an employee-directed `Green Team' that recommends policies and projects to improve our facilities and the environment in the areas we serve."

KCPL RESPONDS:  KCPL has also received many awards, and we
  informally do the same thing as the "Green Team."
_____________________________________________________________________

WESTERN CLAIMS: "Through the Western Resources Foundation, we make contributions to programs benefiting children, the elderly and the environment."

KCPL RESPONDS:  These things and more are done through KCPL.
_____________________________________________________________________

WESTERN CLAIMS: "Western Resources is one of the major area firms contributing to the Royals Succession Plan, which keeps major league baseball in Kansas City."

KCPL RESPONDS:  KCPL has contributed approximately $3 million to the Royals Succession Plan. In addition, one of our employees chaired the Sports Authority.
_____________________________________________________________________

WESTERN CLAIMS: "Western Resources employees volunteer in their communities. We take an active role in United Way programs, the March of Dimes, local Chamber activities and other worthwhile causes."

KCPL RESPONDS:  We do these and many more.
_____________________________________________________________________

WESTERN CLAIMS: "Through Project DESERVE, Western Resources provides emergency energy-related bill payment assistance to elderly and disabled persons."

KCPL RESPONDS:  We've been doing Dollar Aide for more than a decade.
_____________________________________________________________________

WESTERN CLAIMS: "Western Resources helps 'take a bite out of crime' through the vigilance of our employees within the neighborhoods we serve. Our McGruff Truck program trains employees to watch for and report problems. Company radio-equipped vehicles also serve as safe havens for those waiting for authorities or needing assistance in emergency situations."

KCPL RESPONDS:  A KCPL quality circle team started the McGruff
  Truck program in Kansas City.
_____________________________________________________________________

WESTERN CLAIMS: Quoting Edward Tirello, NatWest Securities, "We regard Western Resources' management among the most innovative in the industry, a characteristic that will become increasingly important as the industry becomes more competitive."

KCPL RESPONDS:  In the January-February issue of the Harvard
  Business Review, Peter Navarro, a professor of economics and public policy at the University of California who specializes in electric utility regulation, expressed the opinion about the deregulating utility industry that ". . . only a handful of executives in the utility industry -- most notably Frederick Buckman, the CEO of PacifiCorp, and Richard C. Green, Jr., chairman, president and CEO of UtiliCorp United -- seem to grasp the potential opportunities of such a market."